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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                  Under the Securities and Exchange Act of 1934

                      Cross-Continent Auto Retailers, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   227480-10-0
                                 (CUSIP Number)

The information required in the remainder of this cover page (except any items to which the form provides a cross-reference) shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.




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                                  SCHEDULE 13G

CUSIP No. 227480-10-0                                               Page 2 of 7

1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Bill A. Gilliland

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)  [  ]
                                                          (b)  [  ]
3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION
        United States

          NUMBER OF                5.     SOLE VOTING POWER
           SHARES                         6,536,869     47.4%
        BENEFICIALLY           -------------------------------------------------
          OWNED BY                 6.     SHARED VOTING POWER
            EACH                          0
          REPORTING            -------------------------------------------------
           PERSON                  7.     SOLE DISPOSITIVE POWER
            WITH                          6,536,869     47.4%
                               -------------------------------------------------
                                   8.     SHARED DISPOSITIVE POWER
                                          0

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        6,536,869*

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
        [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
        47.4%

12.     TYPE OF REPORTING PERSON
        IN

--------------------------------------------
*Includes 1,634,355 shares owned by Xaris, Ltd., a Texas limited partnership. Pursuant to an agreement, Mr. Gilliland controls Xaris Management Co., Inc., the general partner of Xaris, Ltd. Mr. Gilliland disclaims beneficial ownership of these shares.




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                                  SCHEDULE 13G

CUSIP No. 227480-10-0                                                Page 3 of 7

1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Xaris, Ltd.
        75-2658000

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)  [ ]
                                                          (b)  [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION
        Texas

         NUMBER OF                5.     SOLE VOTING POWER
          SHARES                         1,634,355     11.8%
       BENEFICIALLY            -------------------------------------------------
         OWNED BY                 6.     SHARED VOTING POWER
           EACH                          0
         REPORTING             -------------------------------------------------
          PERSON                  7.     SOLE DISPOSITIVE POWER
           WITH                          1,634,355     11.8%
                               -------------------------------------------------
                                  8.     SHARED DISPOSITIVE POWER
                                         0

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,634,355

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
        [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
        11.8%

12.     TYPE OF REPORTING PERSON
        PN




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                                  SCHEDULE 13G

CUSIP No. 227480-10-0                                                Page 4 of 7

1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Xaris Management Co., Inc.
        75-2657998

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)  [ ]
                                                          (b)  [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION
        Texas

         NUMBER OF                5.     SOLE VOTING POWER
          SHARES                         1,634,355     11.8%
       BENEFICIALLY            -------------------------------------------------
         OWNED BY                 6.     SHARED VOTING POWER
           EACH                          0
         REPORTING             -------------------------------------------------
          PERSON                  7.     SOLE DISPOSITIVE POWER
           WITH                          1,634,355     11.8%
                               -------------------------------------------------
                                  8.     SHARED DISPOSITIVE POWER
                                         0

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,634,355

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
        [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
        11.8%

12.     TYPE OF REPORTING PERSON
        CO




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                                  SCHEDULE 13G

CUSIP No. 227480-10-0                                                Page 5 of 7

Item 1(a)      Name of Issuer:
               Cross-Continent Auto Retailers, Inc.

Item 1(b)      Address of Issuer's Principal Executive Offices:
               1201 South Taylor Street
               Amarillo, TX 79101

Item 2(a)      Name of Person(s) Filing:
               This statement is filed by Bill A. Gilliland, Xaris, Ltd., a Texas limited partnership, and Xaris Management Co., Inc., a Texas corporation and the general partner of Xaris, Ltd. Pursuant to an agreement, Mr. Gilliland controls Xaris Management Co., Inc.

Item 2(b)      Address of Principal Business Office:
               The address of each of the filers is:
               c/o Cross-Continent Auto Retailers, Inc.
               1201 South Taylor Street
               Amarillo, TX 79101

Item 2(c)      Citizenship
               Mr. Gilliland is a United States citizen. Xaris, Ltd. is a Texas limited partnership and Xaris Management Co., Inc. is a Texas corporation.

Item 2(d)      Title of Class of Securities:
               Common Stock of Cross-Continent Auto Retailers, Inc.

Item 2(e)      CUSIP Number
               227480-10-0

Item 3         The person(s) filing is (are):
               Inapplicable

Item 4         Ownership

               The information set forth in Items 5 through 9 on the cover page for each of the filers hereunder is incorporated herein by reference.

               None of the filers hereunder currently possesses any rights to acquire additional shares of Cross-Continent Auto Retailers, Inc.'s Common Stock.

Item 5.        Ownership of Five Percent or Less of a Class
               Inapplicable.

Item 6.        Ownership of More than 5% on Behalf of Another Person:
               Inapplicable.




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                                  SCHEDULE 13G

CUSIP No. 227480-10-0                                                Page 6 of 7


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
               Inapplicable.

Item 8.        Identification and Classification of Members of the Group
               Inapplicable.

Item 9.        Notice of Dissolution of the Group
               Inapplicable.

Item 10.       Certification
               Inapplicable.


                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    Date:  February 14, 1997

                                    Signature:    /s/ Bill A. Gilliland
                                              ----------------------------------
                                    Name/Title:  Bill A. Gilliland

                                    XARIS, LTD.

                                    By:  Xaris Management Co., Inc., its general
                                           partner

                                    Signature:    /s/ Bill A. Gilliland
                                              ----------------------------------
                                    Name/Title:  Bill A. Gilliland/President

                                    XARIS MANAGEMENT CO., INC.

                                    Signature:    /s/ Bill A. Gilliland
                                              ----------------------------------
                                    Name/Title:  Bill A. Gilliland/President


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                                    EXHIBIT INDEX

Exhibit 1 Joint Filing Agreement, dated February 14, 1997, among the signatories to this Schedule 13G.


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